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                          [HELIX BIOMEDIX LETTERHEAD]


June 2, 2005

Via Facsimile and EDGAR
-----------------------

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington D.C. 20549

Re:   Helix BioMedix, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
      File No. 033-20897

Dear Mr. Rosenberg:

Thank you for your letter dated May 27, 2005 regarding the above-referenced matter. This letter sets forth Helix BioMedix's response to your comments. We have repeated each of your comments in italics which are then followed by our responses in bold.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 17
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Plan of Operation, page 18
--------------------------

1. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII-Industry Specific Issues-Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:
     http://www.sec.gov/divisions/corpfin/cfrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

     a.   The current status of the project:

     b. The costs incurred during each period presented and to date on the project;

     c. The nature, timing and estimated costs of the efforts necessary to complete the project;

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               22122 20th Ave. S.E., Suite 148, Bothell, WA 98021
                     Phone: 425-402-8400 Fax: 425-806-2999


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     d.   The anticipated completion dates;

     e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

     f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

HELIX BIOMEDIX RESPONSE:

     A. ALL OF OUR PROJECTS ARE STILL IN THE EARLY PRECLINICAL STAGE OF DEVELOPMENT.

     B. WE DO NOT TRACK RESEARCH AND DEVELOPMENT COSTS BY DISTINCT PROJECT DUE TO THE PRECLINICAL STAGE OF DEVELOPMENT. THIS POLICY WAS ADOPTED BY MANAGEMENT, IN PART, BECAUSE THE COST BURDEN ASSOCIATED WITH ACCOUNTING AT SUCH LEVELS OF DETAIL AND THE LIMITED NUMBER OF RESOURCES AVAILABLE TO TRACK THIS INFORMATION CONTRASTED WITH THE POTENTIAL BENEFIT TO SHAREHOLDERS OR POTENTIAL SHAREHOLDERS AT THIS DEVELOPMENT STAGE. BECAUSE WE ARE A DEVELOPMENT STAGE COMPANY WE DO NOT HAVE THE LEVEL OF DETAIL TO BREAK OUT RESEARCH AND DEVELOPMENT COSTS FROM INCEPTION. AS OUR FIRST PROGRAM GETS CLOSE TO MOVING BEYOND THE PRECLINICAL STAGE WE EXPECT TO BEGIN TRACKING THE COSTS (WHICH ARE EXPECTED TO INCREASE AND BECOME MATERIAL IN EVALUATING SUCH A PROGRAM) SEPARATE FROM THE OTHER PROGRAMS.

     C.-E. BECAUSE OUR PROJECTS ARE PRECLINICAL WE ARE UNABLE TO ESTIMATE THE RESPECTIVE NATURE, TIMING AND ESTIMATED COSTS INCLUDING COMPLETION DATE. WE HAVE DISCLOSED THAT OUR RESEARCH AND DEVELOPMENT EFFORTS HAVE BEEN FOCUSED IN TWO PRIMARY AREAS: CONSUMER SKIN CARE AND CLINICAL ANTI-INFECTIVES. OUR BUSINESS STRATEGY IS TO OUT- LICENSE THE PROGRAMS AT AN EARLY STAGE OF DEVELOPMENT AND RECEIVE LICENSING REVENUE FROM THE PROGRAMS. IN OUR FUTURE FILINGS, WE WILL DISCLOSE THE FACT THAT WE DO NOT MAINTAIN OUR RESEARCH AND DEVELOPMENT COSTS BY PROJECT BECAUSE OF THE FACT THAT THESE PROJECTS ARE IN A PRECLINICAL PHASE. AS OUR PROJECTS MATURE FROM A PRECLINICAL PHASE INTO DISTINCT CLINICAL PROGRAMS WE EXPECT TO SEGREGATE AND ACCOUNT FOR ALL OF THE RELATED COSTS BY PROJECT.

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     F.      SINCE THE INCEPTION OF OUR COMPANY IN 1988 WE HAVE NOT PRODUCED
             MATERIAL REVENUES FROM ANY OF OUR PROGRAMS. THUS WE LACK THE EXPERIENCE NECESSARY TO MAKE A REASONABLE ESTIMATE OF WHEN MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS WILL BE EXPECTED TO COMMENCE, IF AT ALL. WE WILL MORE CLEARLY DISCLOSE THIS FACT IN FUTURE FILINGS.

THE FOLLOWING REPRESENTS THE DISCLOSURE WE WOULD ANTICIPATE INCLUDED IN MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS IN FUTURE FILINGS:

BUSINESS OVERVIEW
-----------------

      OUR MISSION IS TO BECOME AN INDUSTRY LEADER IN DEVELOPING AND COMMERCIALIZING SMALL PROTEINS KNOWN AS BIOACTIVE PEPTIDES. WE HAVE A PROPRIETARY LIBRARY CONTAINING A BROAD ARRAY OF THESE SYNTHETIC BIOACTIVE PEPTIDES. ALL OF OUR PROJECTS ARE CURRENTLY IN THE PRECLINICAL STAGE OF DEVELOPMENT. WE DO NOT SEPARATELY TRACK COSTS ASSOCIATED WITH OUR PRECLINICAL PROJECTS DUE TO THE COST BURDEN ASSOCIATED WITH ACCOUNTING AT SUCH LEVELS OF DETAIL AND THE LIMITED NUMBER OF RESOURCES. HOWEVER, THE MAJORITY OF OUR RESEARCH AND DEVELOPMENT SPENDING IS ON THE TWO PROJECTS DISCUSSED BELOW. OUR BUSINESS STRATEGY IS TO COMPLETE EARLY STAGES OF DEVELOPMENT AND OUT-LICENSE THE RIGHTS TO USE PROPRIETARY PEPTIDES IN DISTINCT FIELDS OF APPLICATION TO THIRD PARTIES. WE HAVE DEVELOPED SEVERAL PEPTIDE SEQUENCES IN TWO BROAD AREAS OF APPLICATION WHICH CONSIST OF:

o SKIN CARE -- WE HAVE DEVELOPED A NUMBER OF PEPTIDES CAPABLE OF STIMULATING ASPECTS OF THE SKIN'S INNATE ABILITY TO REGENERATE.

o PHARMACEUTICAL -- OUR PEPTIDES HAVE DEMONSTRATED PROMISING RESULTS IN THE AREAS OF TOPICAL ANTI-INFECTIVES AND WOUND HEALING.

    DUE TO THE EARLY STAGE OF DEVELOPMENT OF EACH OF OUR PEPTIDE SEQUENCES IN THE TWO BROAD AREAS ABOVE, WE ARE UNABLE TO ESTIMATE THE TOTAL COSTS AND TIMING TO COMPLETE DEVELOPMENT. ADDITIONALLY, WE CURRENTLY ANTICIPATE OUT-LICENSING OUR PRODUCT CANDIDATES AND THE FINAL DEVELOPMENT WILL DEPEND ON THE EFFORTS OF THIRD PARTIES. THE TIMING OF US BEING ABLE TO ENTER INTO ANY LICENSING AGREEMENTS RESULTING IN SIGNIFICANT PAYMENTS TO THE COMPANY IS UNCERTAIN. THUS WE LACK THE EXPERIENCE NECESSARY TO DETERMINE THE TIMING OF WHEN MATERIAL NET CASH INFLOWS FROM OUR PROJECTS WILL BE EXPECTED.

Item 7.  Financial Statements, page 22
--------------------------------------

Notes to Financials Statements, page 31
---------------------------------------

Note 1 - Summary of Significant Accounting Policies, page 31
------------------------------------------------------------

Intangibles, page 33
--------------------

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2.   Please explain to us how your policy to capitalize patent costs and defer amortization until issuance of the patents complies with GAAP. Tell why recognizing these costs as an expense prior to the successful outcome of the application is not appropriate.

HELIX BIOMEDIX RESPONSE:

THE DESCRIPTION SET FORTH IN OUR POLICY NOTE CONTAINED IN THE FORM 10-KSB IS INCORRECT. OUR ACCOUNTING POLICY FOR THE CAPITALIZATION OF PATENT COSTS IS TO AMORTIZE THE COSTS AS SOON AS THEY ARE INCURRED. THE SUBSTANTIAL MAJORITY OF THE PATENT COSTS THAT WE HAVE CAPITALIZED TO DATE ARE ASSOCIATED WITH PATENTS THAT WE ACQUIRED FROM THIRD PARTIES. IN ADDITION, WE HAVE CAPITALIZED COSTS TO EXPAND SUCH ISSUED PATENTS INTO OTHER JURISDICTIONS AS THESE FILINGS WILL INCREASE THE VALUE OF THE PATENTS AND, IN OUR JUDGMENT, ARE PROBABLE OF BEING ISSUED. WE WILL REVISE THE DISCLOSURE OF THIS ACCOUNTING POLICY FOR PATENTS IN OUR FUTURE FILINGS AS FOLLOWS:

    ACQUIRED PATENTS AND COSTS FOR ISSUED PATENTS, CONSISTING PRIMARILY OF LEGAL FEES, ARE CAPITALIZED. AMORTIZATION IS TAKEN ON THE STRAIGHT-LINE METHOD OVER THE LIFE OF THE PATENTS OF 17 TO 20 YEARS.

Revenue Recognition, pages 33-34
--------------------------------

3. Please refer to your revenue recognition policy for nonrefundable upfront fees when no future obligations exist. Please tell us and expand your disclosure to clarify the nature of the products delivered or services performed that represent the culmination of a separate earnings process. Please refer to revenue recognition of nonrefundable up-front fees discussed in SAB Topic 13A.3. Disclose the method used to recognize revenue for payments that are deferred.

HELIX BIOMEDIX RESPONSE:

SINCE OUR INCEPTION, WE HAVE NOT HAD ANY SIGNIFICANT REVENUE (ONLY APPROXIMATELY $272,000 SINCE 1988). NONE OF OUR REVENUE-PRODUCING CONTRACTS WERE INDIVIDUALLY SIGNIFICANT OR RELATED TO THE PRINCIPAL OPERATION OF OUR BUSINESS WHICH IS WHY WE ARE STILL A DEVELOPMENT STAGE ENTITY. NONE OF THE REVENUE-PRODUCING CONTRACTS ARE STILL IN FORCE TODAY. THIS REVENUE WAS DERIVED FROM THREE SOURCES:

     a.      A LICENSE AGREEMENT;
     b.      A MATERIAL TRANSFER AGREEMENT; AND
     c.      A FEE FOR SERVICES AGREEMENT.

REVENUE UNDER THE LICENSE AGREEMENT WAS RECOGNIZED AT THE TIME THE LICENSE WAS GRANTED TO THE OTHER PARTY IN ACCORDANCE WITH SAB TOPIC 13A.3.D. THERE WERE NO CONTINUING SERVICES TO BE PERFORMED RELATED TO THE LICENSE AGREEMENT. REVENUE RELATED TO BOTH THE MATERIAL TRANSFER AGREEMENT AND THE SERVICE AGREEMENT RELATED TO THE DEVELOPMENT OF CERTAIN PEPTIDES AND WAS RECOGNIZED AS THE SERVICES WERE PERFORMED. TO DATE, WE HAVE NOT HAD ANY CONTRACTS WITH DEFERRED REVENUE. WE WILL MODIFY OUR DISCLOSURE IN FUTURE PERIODS TO CLARIFY THE ACCOUNTING FOR MATERIAL REVENUE CONTRACTS AS FOLLOWS:

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THE COMPANY HAS GENERATED LIMITED REVENUE FROM LICENSING FEES. REVENUE IS
RECOGNIZED FROM LICENSING FEES WHEN DELIVERY HAS OCCURRED AND NO FUTURE OBLIGATIONS EXIST. ROYALTIES FROM LICENSEES, IF ANY, ARE BASED ON THIRD-PARTY SALES AND RECORDED AS EARNED IN ACCORDANCE WITH THE CONTRACT TERMS WHEN THIRD-PARTY RESULTS ARE RELIABLY MEASURED AND COLLECTION IS REASONABLY ASSURED.

Research and Development, page 34
---------------------------------

4. Tell us how your policy to expense research and development costs associated with collaborative agreements at the earlier of when amounts are due or when services are performed complies with the requirement of paragraph 12 of SFAS 2 to expense research and development costs when incurred.

HELIX BIOMEDIX RESPONSE:

TO DATE WE HAVE NOT ENTERED INTO COLLABORATION AGREEMENTS WITH THIRD PARTIES. IF AN AGREEMENT SHOULD OCCUR IN THE FUTURE INVOLVING A THIRD PARTY WE WILL EXPENSE ALL COSTS ASSOCIATED WITH THAT AGREEMENT AS THEY ARE INCURRED. THE WORDING IN OUR POLICY NOTE WAS MEANT TO REFLECT THIS POLICY (I.E. THAT ALL COSTS WOULD BE EXPENSED AS INCURRED). WE WILL CLARIFY THIS POINT IN OUR FUTURE FILINGS WITH THE FOLLOWING DISCLOSURE

    RESEARCH AND DEVELOPMENT COSTS, INCLUDING PERSONNEL COSTS, SUPPLIES AND OTHER INDIRECT COSTS AND COSTS ASSOCIATED WITH COLLABORATIVE AGREEMENTS, ARE EXPENSED AS INCURRED.

In connection with the foregoing Helix BioMedix, Inc. hereby acknowledges:

     o the company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the company's responses to your comments please do not hesitate to contact me at (425) 402-8400 Ext. 28.

Sincerely,

/s/ David H. Kirske
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David H. Kirske
Vice President, Chief Financial Officer

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